February 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Robert F. Telewicz Jr.

Re:	Equinox Frontier Funds
Form 10-K for year ended December 31, 2013
Filed on March 31, 2014
File No. 000-51274

Dear Mr. Telewicz:

Equinox Fund Management LLC, the managing owner (the “Managing Owner”), of Equinox Frontier Funds, a Delaware statutory trust (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated January 29, 2015, relating to the Registrant’s Form 10-K filed on March 31, 2014 (File No. 000-51274). As requested, each response is numbered to correspond to the Commission’s comment letter.

Form 10-K for the year ended December 31, 2013

Financial Statements

Series Financial Statements, page F-2

Statements of Cash Flows, page F-28

Comment #1:

We note your response to our prior comment one. We remain unclear as to the nature of the line item net change in ownership allocation of total return swaps. Please advise. This comment also applies to the Trust financial statements.

Securities and Exchange Commission February 24, 2015 Page 2

Response #1:

The net change in ownership allocation is a cash flow line item that represents the change in ownership of the total return swap. Swaps with Equinox Frontier Funds are commonly owned by several different series. Each series’ ownership percentages are calculated daily with the resulting income/loss reported on the income statement of each participating series. If one series maintains an investment in a particular swap and a new series invests in the swap (through the trading company holding the swap, the ownership percentage for the original series changes due to its dilution by the second series’ participation in the ownership of the swap, even though the original series did not add or withdraw money. Similarly, the ownership interest by the original series will increase if another participating series reduces its ownership in the swap. This change in ownership is reflected in the line item on the cash flow statement.

Because the series are consolidated, this line item was also shown at the trust level within the cash flow statement.

Notes to Financial Statements, page F-32

General

Comment #2:

We note your response to our prior comment two. Please tell us if the amount of cash held by others exceeds the amount of your restricted cash. To the extent that the cash held by others exceeds your restricted cash, please confirm that you will disclose the amount of cash held by others within your footnotes in future periodic filings. This comment also applies to the Trust financial statements.

Response #2:

Equinox Frontier Funds does not have any restricted cash, and all U.S. Treasury securities are held by the trust. The amounts held by others does exceed “restricted cash” since that amount of restricted cash is zero. Currently, we are only disclosing the percentages of cash held at the futures commission merchant and banks. In response to your comment, we will also add the dollar amounts in addition to the percentages.

Comment #3:

We note your response to our prior comment two. Please tell us if any investments, including U.S. treasury securities, are held by others. To the extent that any investments are held by others, please confirm that you will disclose those amounts in future periodic filings. This comment also applies to the Trust financial statements.

Response #3:

Please see Response #2 above.

Securities and Exchange Commission February 24, 2015 Page 3

Comment #4:

We note your response to our prior comment five. We continue to be unclear about the nature of the line item “change in ownership allocation of total return swaps” on page F-44. Please advise.

Response #4:

Please see Response #1 above.

Securities and Exchange Commission February 24, 2015 Page 4

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 991-6778.

Sincerely,

/s/ Vance J. Sanders

Vance J. Sanders, CPA
Chief Financial Officer
Equinox Fund Management, LLC, Managing Owner of Equinox Frontier Funds